Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

03 JUL 10 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti


03024451

Ivrea, 8th July 2003

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

SUPPL

Re: **Olivetti S.p.A.--File No. 82-5181**

Dear Sirs:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Press release issued by the Company on 7th July 2003

The file number is indicated in the upper right hand corner of the document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone
(General Counsel)

(Encls.)

dw 7/11

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares referred to herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934, as amended.

The proposed cash tender offer for a portion of the Telecom Italia savings shares referred to herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The offer referred to herein is being made exclusively by means of an offer document and any accompanying and related document.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

Ivrea, 7 July 2003

On 23 June 2003 the voluntary partial tender offer for ordinary and savings shares of Telecom Italia began, launched by Olivetti in relation to the merger of the two companies. The offer take-up period will run until 17:40 (Italian Time) on 18 July 2003.

In response to certain market rumors published by the press and reported in analyst reports in the past days, and in order to eliminate any uncertainty as to a correct information or a distortion of a proper evaluation of the offer by the market, Olivetti confirms what the Deputy Chairman and CEO, Dott. Marco Tronchetti Provera stated today (and in the past days): the consideration offered to acquire ordinary shares and savings shares of Telecom Italia amounting to Euro 8.010 and Euro 4.820 per ordinary and saving share, respectively, will not be modified.
The offer has, among others, the aim to ensure that those shareholders of Telecom Italia that do not wish to hold their participation in the company resulting from the merger can cash out, at least in part, such participation, similarly to those Olivetti shareholders that exercised their withdrawal rights pursuant to Article 2437 of the Italian Civil Code.
In line with this plan, Olivetti reserved to the partial tender offer the remaining amount of the bank facility of Euro 9 billion, negotiated with a pool of financing institutions and available exclusively in relation to this operation, after deducting the amount (corresponding to approximately Euro 11 million) necessary to fund the cash out of the Olivetti shareholders who exercised their withdrawal rights after the meeting of May 26 2003.
Pursuant to applicable CONSOB rules and regulations, Olivetti cannot reduce the quantity of shares subject to the offer. Therefore, it would not be possible to modify the consideration of the offer without negotiating new bank facilities, a task which is not contemplated by the current terms of this operation.

olivetti

Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220